Exhibit 99.11

coform	88(2) (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	10	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	401	229
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£4.12

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP-4 Edinburgh 2

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Mr Michael John Lewis	Ordinary	401

Address
38 Furze Close South Oxhey Watford Hertfordshire
UK postcode WD19 6HG

Name(s)	Class of shares allotted	Number allotted
Mr Stephen John Webb	Ordinary	229

Address
250 Ringland Circle Newport Gwent
UK postcode NP19 9PR

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ M J White	Date 13 October 2006
M J White
Secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange